Exhibit 99.1

JASO	AGM Results Announcement	2012-07-09 3pm

JA Solar Announces Results of 2012 Annual General Meeting

SHANGHAI, July 9, 2012 — JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the results of shareholder voting at the Company’s annual general meeting of shareholders, which was held on July 6, 2012 in Shanghai, China.

JA Solar shareholders voted to re-elect retiring directors Mr. Baofang Jin, Mr. Bingyan Ren, Mr. Jian Xie, Ms. Hope Ni and Mr. Jiqing Huang as directors of the Company. The non-retiring directors, Dr. Peng Fang, Mr. Yong Liu, Mr. Erying Jia and Mr. Yuwen Zhao, continue to hold office till the end of their respective terms. Each director of the Company was appointed to serve for a term of three years. The composition of the Company’s board of directors remains unchanged.

Further details regarding the shareholder resolutions adopted at the Company’s annual general meeting of shareholders can be found in the “Notice of Annual General Meeting of Shareholders,” which is available at www.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com